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                       SECUTITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                  Vasogen Inc.
                                ----------------
                                (Name of Issuer)

                        Common Shares, without par value
                        ---------------------------------
                          (Title of Class of Securities)

                                   92232F 10 3
                                 --------------
                                 (CUSIP Number)

                                  July 2, 2003
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is files:

         [ ]    Rule 13d-1(b)
         [X]    Rule 13d-1(c)
         [ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)



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CUSIP No. 92232F 10 3

1)       Names of Reporting Persons:  Quest Diagnostics Incorporated

         I.R.S. Identification Nos. of Above Persons (entities only): 16-1387862

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)

3)       SEC Use Only  _____________________________________________

4)       Citizenship or Place of Organization: Delaware

_______________________________________________________________________________

Number of Shares          (5)      Sole Voting Power:  3,682,020
Beneficially Owned by     _____________________________________________________
Each Reporting Person     (6)      Shared Voting Power: 0
With                      _____________________________________________________
                          (7)      Sole Dispositive Power: 3,682,020
                          _____________________________________________________
                          (8)      Share Dispositive Power: 0
_______________________________________________________________________________

9)       Aggregate Amount Beneficially Owned by Each Reporting Person: 3,682,020

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11)      Percent of Class Represented by Amount in Row 9: 5.9%

12)      Type of Reporting Person (See Instruction): CO




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Item 1(a)  Name of Issuer:  Vasogen Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:
           2155 Dunwin Drive
           Mississauga, Ontario L5L 4M1
           Canada

Item 2(a)  Name of Person Filing:  Quest Diagnostics Incorporated

Item 2(b)  Address of Principal Business Office or, if none, Residence:
           One Malcolm Avenue
           Teterboro, New Jersey 07608

Item 2(c)  Citizenship: Delaware

Item 2(d)  Title of Class of Securities:  Common Shares without par value

Item 2(e)  CUSIP Number:  92232F 10 3

Item 3. If this statement is filed pursuant to 'SS''SS' 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C 78o).

          (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C 78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

          (e) [ ] An investment adviser in accordance with 'SS' 240.13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with 'SS' 240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with 'SS' 240.13d-1(b)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [ ] Group, in accordance with 'SS' 240.13d-1(b)(1)(ii)(J).



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Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
         Item 1.

         (a) Amount beneficially owned: 3,682,020 (including 625,237 shares that the reporting person has the right to acquire pursuant to a presently exercisable warrant issued by the issuer)

         (b) Percent of class: 5.9% (including the issuance of 9.375 million common shares in the offering completed by the issuer on July 2, 2003 and including for purposes of this calculation the warrant referred to in Item 4(a))

         (c) Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote: 3,682,020

             (ii) Shared power to vote or to direct the vote: 0

            (iii) Sole power to dispose or to direct the disposition of:
                  3,682,020

             (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not applicable

Item 8.  Identification and Classification of Members of the Group

         Not applicable

Item 9.  Notice of Dissolution of Group

         Not applicable


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Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date  July 9, 2003


s/ Leo C. Farrenkopf, Jr.
------------------------------------
   Leo C. Farrenkopf, Jr.
   Vice President and Secretary



                            STATEMENT OF DIFFERENCES

     The section symbol shall be expressed as ...................'SS'